# APPENDIX B:
# FINANCIAL STATEMENTS
## (Unaudited)

# Bear Cub Play Cafe, LLC
## Balance Sheet - unaudited
## For the period ended 05/30/23

|  | Current Period 30-May-23 |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash | $ - |
| Petty Cash | - |
| Accounts Receivables | - |
| Inventory | - |
| Prepaid Expenses | - |
| Employee Advances | - |
| Temporary Investments | - |
| **Total Current Assets** | - |
| | |
| **Fixed Assets:** | |
| Land | - |
| Buildings | - |
| Furniture and Equipment | - |
| Computer Equipment | - |
| Vehicles | - |
| Less: Accumulated Depreciation | - |
| **Total Fixed Assets** | - |
| | |
| **Other Assets:** | |
| Trademarks | - |
| Patents | - |
| Security Deposits | - |
| Other Assets | - |
| **Total Other Assets** | - |
| | |
| **TOTAL ASSETS** | $ - |
| | |
| **LIABILITIES** | |
| **Current Liabilities:** | |
| Accounts Payable | $ - |
| Business Credit Cards | - |
| Sales Tax Payable | - |
| Payroll Liabilities | - |
| Other Liabilities | - |

| | | |
|---|---|---:|
| Current Portion of Long-Term Debt | | - |
| **Total Current Liabilities** | | - |
| | | |
| **Long-Term Liabilities:** | | |
| Notes Payable | | - |
| Mortgage Payable | | - |
| Less: Current portion of Long-term debt | | - |
| **Total Long-Term Liabilities** | | - |
| | | |
| **EQUITY** | | |
| Capital Stock/Partner's Equity | | - |
| Opening Retained Earnings | | - |
| Dividends Paid/Owner's Draw | | - |
| Net Income (Loss) | | - |
| **Total Equity** | | - |
| | | |
| **TOTAL LIABILITIES & EQUITY** | $ | - |
| | | |
| <span style="color:red">Balance Sheet Check</span> | | - |

I, Cortney Kaczmarek, certify that:

1. The financial statements of Bear Cub Play Cafe included in this Form are true and complete in all material respects; and
2. The tax return information of Bear Cub Play Cafe has not been included in this Form as Bear Cub Play Cafe was formed on 05/30/2023 and has not filed a tax return to date.

Signature     _Cortney Kaczmarek_

Name:     Cortney Kaczmarek

Title:     Founder, CEO